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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              CRAY RESEARCH, INC.

                           (Name of Subject Company)

                           C ACQUISITION CORPORATION
                             SILICON GRAPHICS, INC.
                                    (Bidder)

                         Common Stock, $1.00 par value
                    (including Common Stock Purchase Rights
                          issued with respect thereto)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                William M. Kelly
                 Vice President, General Counsel and Secretary
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                      Mountain View, California 94043-1389
                           Telephone: (415) 933-1440
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

                               February 29, 1996
                            ------------------------

                           CALCULATION OF FILING FEE

          Transaction Value                    Amount of Filing Fee
           $576,562,050(1)                          $115,313(2)

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:                        Filing Party:
Form or Registration No.:                      Date Filed:

------------------------
(1) Calculated by multiplying $30.00, the per share tender offer price, by 19,218,735, the number of shares of Common Stock sought in the Offer.

(2) 1/50 of 1% of Transaction Valuation.

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
    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by C Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Silicon Graphics, Inc., a Delaware corporation ("Parent"), to purchase 19,218,735 shares of common stock, par value $1.00 per share (the "Shares"), of Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Common Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated May 15, 1989, between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware, which has its principal executive offices at 655A Lone Oak Drive, Eagan, Minnesota 55121.

    (b) The class of equity securities and number of shares thereof being sought are the common stock, par value $1.00 per share, of the Company and 19,218,735 shares thereof, including the Rights, respectively. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b)   The information set forth  in Section 8 ("Certain  Information
Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Form of Offer to Purchase dated February 29, 1996

    (a)(2) Form of Letter of Transmittal

    (a)(3) Form of Notice of Guaranteed Delivery

    (a)(4) Form of Letter from Unterberg Harris to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

    (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

    (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on February 29, 1996

    (a)(8) Press Release issued by Parent and the Company on February 26, 1996

    (b)   Not applicable

    (c) Agreement and Plan of Merger, dated as of January 25, 1996, among Parent, Purchaser and the Company

    (d)   None

    (e)   Not applicable

    (f)   None

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 1996                               C ACQUISITION CORPORATION

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                                       VICE PRESIDENT

                                          SILICON GRAPHICS, INC.

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                            VICE PRESIDENT, GENERAL COUNSEL AND
                                                         SECRETARY

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                   ITEM
-----------  -----------------------------------------------------------------------------------------------
    (a)(1)   Form of Offer to Purchase dated February 29, 1996
    (a)(2)   Form of Letter of Transmittal
 (a)(3)      Form of Notice of Guaranteed Delivery
 (a)(4)      Form of Letter from Unterberg Harris to Brokers, Dealers, Commercial Banks, Trust Companies and
              Nominees
 (a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients
 (a)(6)      Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
 (a)(7)      Summary Advertisement as published in THE WALL STREET JOURNAL on February 29, 1996
 (a)(8)      Press Release issued by Silicon Graphics, Inc. and Cray Research, Inc. on February 26, 1996
 (b)         Not applicable
 (c)         Agreement and Plan of Merger, dated as of February 25, 1996, among Silicon Graphics, Inc., C
              Acquisition Corporation and Cray Research, Inc.
 (d)         None
 (e)         Not applicable
 (f)         None